Exhibit 1

MEDIA

RELEASE

3 NOVEMBER 2017

RETIREMENT OF ROBERT ELSTONE

Westpac Chairman Lindsay Maxsted today announced that Robert Elstone has decided to retire from the Board at the conclusion of the 2017 Annual General Meeting on 8 December 2017.

Mr Elstone has been a member of the Westpac Board since February 2012 and served on a range of committees.

Mr Maxsted said: “Robert has been a great asset to the Board with his deep knowledge of financial markets, investment banking and audit and risk management. We thank him for his outstanding contribution and wish him the very best in the future.”

Mr Elstone said: “It’s been an honour to serve on the Westpac Board for the past six years and I leave confident that the stewardship of this great company is in excellent hands as it enters its third century.”

ENDS

For Further Information

Andrew Bowden	David Lording
Head of Investor Relations	Head of Media Relations
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